ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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November 8, 2021

Chris Edwards

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington DC 20549

Re:Golden Seed, Inc.

Offering Statement on Form 1-A/A

Filed October 21, 2021

File No. 024-11614

Dear Mr. Edwards:

Please accept this letter and filing of Form 1-A/A with minor changes to the Offering Circular (minor deviations in some calculations of dilution, etc.), updated numbers to a couple of entries on Part I  and containing the requested updated Auditors Consent.

Feel free to contact me if you have any additional questions or concerns. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar